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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 3)


                               HEICO Corporation
                                (Name of Issuer)

                Class A Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   422806208
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement. [ ] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13G

CUSIP NO. 422806208

 1.   NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      HEICO Savings and Investment Plan and Trust

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
            (a) [_]
            (b) [_]

 3.

 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Florida

Number of Shares Beneficially Owned by Each Reporting Person with:

                     5.   SOLE VOTING POWER

                          293,860

                     6.   SHARED VOTING POWER

                          None

                     7.   SOLE DISPOSITIVE POWER

                          293,860

                     8.   SHARED DISPOSITIVE POWER

                          None

 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      293,860

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]

      The HEICO Savings and Investment Plan and Trust is the record owner of 960,123 shares of Class A Common Stock. The HEICO Savings and Investment Plan and Trust disclaims beneficial ownership of 666,263 allocated shares of Class A Common Stock as of September 30, 2001 pursuant to Rule 13d-4.

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      2.6

12.   TYPE OF REPORTING PERSON

      EP

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Item 1  (a) Name of Issuer
                HEICO Corporation

        (b) Address of Issuer's Principal Executive Offices
                3000 Taft Street
                Hollywood, Florida 33021

Item 2  (a) Name of Person Filing
                The HEICO Savings and Investment Plan and Trust

        (b) Address of Principal Business Office or, if none, Residence 3000 Taft Street
                Hollywood, Florida 33021

        (c) Citizenship
                Florida

        (d) Title of Class of Securities
                Class A Common Stock, par value $.01 per share

        (e) CUSIP Number
                422806208

Item 3. If this statement is filed pursuant to Rules 13(d)-1(b), check whether the person filing is a:

        (a) [_]  Broker or dealer registered under section 15 of the Act

        (b) [_]  Bank as defined in section 3(a)(6) of the Act

        (c) [_]  Insurance company as defined in section 3(a)(19) of the Act

        (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940

        (e) [_] An Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

        (f) [X] Employee Benefit Plan. Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F).

        (g) [_] A Parent Holding Company in accordance with 240.13d-1(b)(1)(ii)(G) (Note: see Item 7)

        (h) [_]  Group, in accordance with 240.13d-1(b)(1)(ii)(H)

Item 4. Ownership.

        (a)  Amount beneficially owned:
             293,860

        (b)  Percent of class:
             2.6

        (c)  Number of shares as to which the person has:

             (i)   Sole power to vote or to direct the vote
                   293,860
             (ii)  Shared power to vote or to direct the vote
                   None
             (iii) Sole power to dispose or to direct the disposition of
                   293,860
             (iv) Shared power to dispose or to direct the disposition of None

Item 5. Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: [ X ]

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Item 6. Ownership of More than Five Percent on Behalf of Another Person:

        None

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

        Not Applicable

Item 8. Identification and Classification of Members of the Group.

        Not Applicable

Item 9. Notice of Dissolution of a Group

        Not Applicable

Item 10. Certification
                By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                FEBRUARY 14, 2002
                                                -----------------
                                                      Date

                                        HEICO SAVINGS AND INVESTMENT PLAN
                                        AND TRUST

                                        By:     HEICO CORPORATION, PLAN
                                                ADMINISTRATOR

                                                By: /s/ THOMAS S. IRWIN
                                                    ----------------------------
                                                    Thomas S. Irwin, Executive
                                                    Vice President and Chief
                                                    Financial Officer